Exhibit 21

Significant Subsidiaries of Dorman Products, Inc.

Subsidiary	Jurisdiction
RB Distribution, Inc.	Pennsylvania
RB Management, Inc.	Pennsylvania
RB Vest, Inc.	Delaware
Allparts, Inc.	Delaware